EXHIBIT 12.1
JEFFERIES GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in thousands, except for per share amounts)

	Year Ended December 31,
	2006	2005	2004	2003	2002
Fixed Charges:
Interest expense on long-term indebtedness	$84,044	$47,669	$40,256	$23,987	$23,419
Interest portion of rent expense	14,469	11,653	9,437	7,636	6,037

Total fixed charges	$98,513	$59,322	$49,693	$31,623	$29,456

Earnings:
Earnings before income taxes, minority interest, and cumulative effect of change in accounting principle	$348,654	$268,407	$226,989	$144,533	$103,692
Total fixed charges	98,513	59,322	49,693	31,623	29,456

Total earnings	$447,167	$327,729	$276,682	$176,156	$133,148

Ratio of Earnings to Fixed Charges (1)	4.5	5.5	5.6	5.6	4.5
(1) The ratio of earnings to fixed charges is computed by dividing (a) income from continuing operations before income taxes plus fixed charges by (b) fixed charges. Fixed charges consist of interest expense on all long-term indebtedness and the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of operating lease rentals).

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